

SECU 07003125 SSION



SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH, D.C. 156 SECTION

AB 3/12

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SEC FILE NUMBER
8- 38407

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KEVIN HART KORNFIELD AND COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2137 EMBASSY DRIVE, SUITE 105
(No. and Street)

LANCASTER, (City) PENNSYLVANIA (State) 17603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN HART KORNFIELD, PRESIDENT (717) 392-0002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TROUT, EBERSOLE & GROFF, LLP
(Name – *if individual, state last, first, middle name*)

1705 OREGON PIKE, (Address) LANCASTER, (City) PENNSYLVANIA (State) 17601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

9A 020787
KEVIN HART KORNFIELD & COMPANY, INC.
KEVIN HART KORNFIELD
P.O. BOX 6423
LANCASTER, PA 17607-6423

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, KEVIN HART KORNFIELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KEVIN HART KORNFIELD AND COMPANY, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public 2/27/07

COMMONWEALTH OF PENNSYLV[illegible]
Notarial Seal
Anna L. Rodriguez, Notary Public
East Hempfield Twp., Lancaster County
My Commission Expires June 19, 20[illegible]
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN HART KORNFIELD & COMPANY, INC.

YEARS ENDED DECEMBER 31, 2006 AND 2005

Kevin Hart Kornfield & Company, Inc.

Financial Statements with Supplementary Information

Years Ended December 31, 2006 and 2005

TABLE of CONTENTS

TROUT, EBERSOLE & GROFF, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1705 OREGON PIKE
LANCASTER, PENNSYLVANIA 17601
(717) 569-2900
TOLL FREE 1 (800) 448-1384
FAX (717) 569-0141

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Kevin Hart Kornfield & Company, Inc.
Lancaster, Pennsylvania

We have audited the accompanying balance sheets of Kevin Hart Kornfield & Company, Inc. as of December 31, 2006 and 2005, and the related statements of income, cash flows, changes in stockholder's equity, and changes in liabilities subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kevin Hart Kornfield & Company, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

February 27, 2007
Lancaster, Pennsylvania

TROUT, EBERSOLE & GROFF, LLP
Certified Public Accountants



Kevin Hart Kornfield & Company, Inc.
BALANCE SHEETS
December 31, 2006 and 2005

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash - Operating Accounts	$ 63,707	$ 28,645
Investment Accounts - Cash Equivalents	50,045	50,000
Accounts Receivable	10,659	7,060
Lease Deposits	527	508
Total Current Assets	124,938	86,213
OFFICE EQUIPMENT		
Furniture and Fixtures	62,442	62,442
Less: Accumulated Depreciation	62,130	61,506
Net Office Equipment	312	936
TOTAL ASSETS	$ 125,250	$ 87,149
LIABILITIES and STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable and Accrued Expenses	$ 9,110	$ 490
Payroll Taxes and Benefits Withheld and Accrued	3,351	5,420
Lease Security Deposit Liabiltiy	500	500
TOTAL LIABILITIES	12,961	6,410
STOCKHOLDER'S EQUITY		
Common Stock - $10 Par Value; Authorized 5,000 Shares; Issued and Outstanding 3,703 Shares	37,030	37,030
Retained Earnings	75,259	43,709
TOTAL STOCKHOLDER'S EQUITY	112,289	80,739
TOTAL LIABILITIES and STOCKHOLDER'S EQUITY	$ 125,250	$ 87,149

See notes to financial statements.

Kevin Hart Kornfield & Company, Inc.

STATEMENTS of INCOME

Years Ended December 31, 2006 and 2005

	2006	2005
REVENUES		
Commissions and Service Fees	$ 338,926	$ 273,763
Interest and Dividends	485	170
Rental Income	10,550	8,337
Investment (Losses)	-0-	-0-
Total Revenues	**349,961**	**282,270**
OPERATING EXPENSES		
Advertising and Marketing	12,687	9,736
Salaries	129,616	104,459
Payroll Taxes and Benefits	14,702	11,316
Telephone	3,403	4,363
Rent	26,888	23,717
Office Expense	74,558	70,116
Regulatory Fees	2,655	2,755
Dues and Subscriptions	11,771	10,426
Professional Fees	7,119	7,189
Taxes - Other	5,343	4,677
Depreciation	624	624
Entertainment	692	785
Insurance	22,243	27,796
Total Operating Expenses	**312,301**	**277,959**
Income (Loss) Before Corporate Tax Provision	**37,660**	**4,311**
CORPORATE TAX PROVISION	**(6,110)**	**-0-**
NET INCOME	**$ 31,550**	**$ 4,311**

See notes to financial statements.

Kevin Hart Kornfield & Company, Inc.

STATEMENTS of CASH FLOWS

Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS from OPERATING ACTIVITIES		
Net Income	$ 31,550	$ 4,311
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	624	624
(Increase) Decrease in:		
Accounts Receivable	(3,599)	4,764
Lease Deposits	(19)	(508)
Prepaid and Deferred Taxes	-0-	-0-
Increase (Decrease) in:		
Accounts Payable	(490)	196
Lease Security Deposit Liability	-0-	500
Accrued Expenses	7,041	807
Net Cash Provided by Operating Activities	**35,107**	**10,694**
CASH and CASH EQUIVALENTS		
Beginning	78,645	67,951
Ending	**$ 113,752**	**$ 78,645**
SUPPLEMENTAL DISCLOSURE of CASH FLOW INFORMATION		
Interest Paid	-0-	-0-
Income Taxes Paid	-0-	-0-

See notes to financial statements.

Kevin Hart Kornfield & Company, Inc.

STATEMENTS of CHANGES in STOCKHOLDER'S EQUITY

Years Ended December 31, 2006 and 2005

	2006	2005
STOCKHOLDER'S EQUITY - Beginning of Year	80,739	76,428
NET INCOME for YEAR	31,550	4,311
STOCKHOLDER'S EQUITY - End of Year	112,289	80,739

See notes to financial statements.

Kevin Hart Kornfield & Company, Inc.

STATEMENTS of CHANGES in LIABILITIES
SUBORDINATED to CLAIMS of GENERAL CREDITORS
Years Ended December 31, 2006 and 2005

	2006	2005
BALANCE - Beginning of Year	$ -0-	$ -0-
Increase	-0-	-0-
Decrease	-0-	-0-
BALANCE - End of Year	$ -0-	$ -0-

See notes to financial statements.

Kevin Hart Kornfield & Company, Inc.
NOTES to FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
The Corporation conducts business as a securities and investment brokerage dealer located in Lancaster County, Pennsylvania.

The Corporation was incorporated on August 21, 1986, and was capitalized by the issuance of 2,517 shares of its $10 par value common stock. Subsequent to incorporation, additional $10 par value common stock was issued as follows:

Date of Issue	Common Shares Issued	Paid-In Capital
12/1/98	136	1,360
1/31/99	1,050	10,500

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable
The Corporation does not normally extend credit to its customers. Amounts shown as accounts receivable arise only as a result of trades which are in process and uncompleted as of the statement date. Such trades are normally completed during the next business day.

Office Equipment
Office equipment is recorded at cost. Depreciation is computed by an accelerated method over the estimated useful lives of 5 to 7 years.

Maintenance and repairs are charged to operations as incurred, and expenditures for significant betterments and renewals are capitalized.

Gains or losses on sales or retirement of equipment and improvements are reflected in income.

Cash Equivalents
The Corporation considers all short-term investments purchased with an original maturity of three months or less as cash equivalent for the purposes of the statements of cash flows.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements. There are no significant timing differences between the recognition of revenue and expenses for financial and income tax reporting. Therefore, no deferred tax assets or liabilities have been recorded for this purpose.

NOTE 4 - Lease Agreements

The Corporation leases office space from its 100 percent stockholder under a yearly lease agreement. The lease agreement requires monthly rental payments of $1,544 plus condominium fees and charges. This lease became effective during the year ended December 31, 1997, and was renewed through the year ended December 31, 2006. Total rental expense for the years ended December 31, 2006 and 2005, was $26,888 and $23,717 respectively.

During the year ended December 31, 2005, the Corporation began subleasing two office suites to unrelated tenants. The Corporation receives monthly rental income in the amount of $879 as a result of these leases. The leases are annually renewable. Total rental income received during the years ended December 31, 2006 and 2005 was $10,550 and $8,337 respectively.

NOTE 5 - Retirement Plan

The Corporation maintains a qualified retirement plan for all of its employees. The Plan provides for contributions in such amounts as the Board of Directors may annually authorize. The amounts charged to payroll taxes and benefits expense which are associated with the retirement plan are $4,088 for 2006 and $2,732 for 2005.

TROUT, EBERSOLE & GROFF, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1705 OREGON PIKE
LANCASTER, PENNSYLVANIA 17601
(717) 569-2900
TOLL FREE 1 (800) 448-1384
FAX (717) 569-0141

INDEPENDENT AUDITORS' REPORT on SUPPLEMENTARY INFORMATION

To the Stockholder
Kevin Hart Kornfield &
Company, Inc.
Lancaster, Pennsylvania

Our report on our audits of the financial statements of Kevin Hart Kornfield & Company, Inc. as of December 31, 2006 and 2005, and for the years then ended appears on page 1. These audits were made primarily for the purpose of formulating an opinion on the financial statements taken as a whole. The following data is not considered necessary for a fair presentation of the financial position, results of operations, and cash flows, but is supplementary information required by Rule 179-a of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 27, 2007
Lancaster, Pennsylvania

TROUT, EBERSOLE & GROFF, LLP
Certified Public Accountants



Kevin Hart Kornfield & Company, Inc.

COMPUTATION of NET CAPITAL

December 31, 2006 and 2005

	2006	2005
TOTAL STOCKHOLDER'S EQUITY	112,289	80,739
Less: Non-Allowable Assets	2,724	5,572
NET CAPITAL	109,565	75,167

No differences exist between the net capital amount shown above and that reported on page 12 of the Focus Report, Part 11A, for the periods ended December 31, 2006 and 2005.

See auditors' report on supplementary information.

Kevin Hart Kornfield & Company, Inc.

COMPUTATION of BASIC NET CAPITAL REQUIREMENTS

December 31, 2006 and 2005

	2006	2005
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 5,000	$ 5,000
NET CAPITAL	109,565	75,167
EXCESS NET CAPITAL	$ 104,565	$ 70,167

See auditors' report on supplementary information.

TROUT, EBERSOLE & GROFF, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1705 OREGON PIKE
LANCASTER, PENNSYLVANIA 17601
(717) 569-2900
TOLL FREE 1 (800) 448-1384
FAX (717) 569-0141

INDEPENDENT AUDITORS' REPORT on INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Stockholder
Kevin Hart Kornfield & Company, Inc.
Lancaster, Pennsylvania

In planning and performing our audits of the financial statements of **Kevin Hart Kornfield & Company, Inc.** for the years ended December 31, 2006 and 2005, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

As required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss, from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

TROUT, EBERSOLE & GROFF, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1705 OREGON PIKE
LANCASTER, PENNSYLVANIA 17601
(717) 569-2900
TOLL FREE 1 (800) 448-1384
FAX (717) 569-0141

Because of the inherent limitations in any internal control structure, or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of **Kevin Hart Kornfield & Company, Inc.** for the years ended December 31, 2006 and 2005, and this report does not affect our report thereon dated February 27, 2007. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Act of 1934, and should not be used for any other purpose.

February 10, 2006
Lancaster, Pennsylvania

TROUT, EBERSOLE & GROFF, LLP
Certified Public Accountants


END

